Exhibit 4.1

CAREY WATERMARK INVESTORS 2 INCORPORATED

AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

1.         Participation; Agent.  Carey Watermark Investors 2 Incorporated’s Distribution Reinvestment Plan (“Plan”) is available to stockholders of record of the Class A Common Stock, par value $.001 per share, and the Class T Common Stock, par value $.001 per share, (collectively, the “Common Stock”) of Carey Watermark Investors 2 Incorporated (“CWI 2” or the “Company”). DST Systems, Inc. (“DST”) acting as agent for each participant in the Plan, will apply cash distributions that become payable to such participant on shares of Common Stock (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional shares of Common Stock of the same class for such participant, i.e. distributions paid on Class A Common Stock will be used to purchase additional shares of Class A Common Stock, and distributions paid on Class T Common Stock will be used to purchase additional shares of Class T Common Stock.

2.         Eligibility.  Participation in the Plan is limited to registered owners of Common Stock. Shares held by a broker-dealer or nominee must be transferred to ownership in the name of the stockholder in order to be eligible for this Plan. Further, a stockholder who wishes to participate in the Plan may purchase shares through the Plan only after receipt of a prospectus relating to the Plan, which prospectus may also relate to a concurrent public offering of shares by CWI 2. A participating stockholder is required to include all of the shares owned by such stockholder in the Plan.

3.         Stock Purchases.  In making purchases for the accounts of participants, DST may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each participant. Purchases will be made directly from CWI 2 at the most recently published estimated net asset value (“NAV”) per share of CWI 2’s Class A Common Stock or Class T Common Stock, as applicable, as determined by Carey Lodging Advisors, LLC (the “Advisor”) or another firm CWI 2 chooses for that purpose. DST shall have no responsibility with respect to the market value of the Common Stock acquired for participants under the Plan.

4.         Timing of Purchases.  DST will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid (except where necessary to comply with applicable securities laws) by CWI 2. If, for any reason beyond the control of DST, reinvestment of the distributions cannot be completed within 30 days after the applicable distribution payment date, participants’ funds held by DST will be distributed to the participant.

5.         Account Statements.  Following the completion of the purchase of shares after each distribution, DST will provide to each participant an account statement showing the cash distribution, the number of shares purchased with the cash distribution and the year-to-date and cumulative cash distributions paid.

6.         Expenses and Commissions.  There will be no direct expenses to participants for the administration of the Plan. Administrative fees associated with the Plan will be paid by CWI 2.

7.         Taxation of Distributions.  The reinvestment of distributions does not relieve the participant of any taxes which may be payable on such distributions.

8.         Stock Certificates.  No stock certificates will be issued to a participant.

9.         Voting of Shares.  In connection with any matter requiring the vote of either or both classes of CWI 2 stockholders, each participant will be entitled to vote all of the whole shares held by the participant in the Plan. Fractional shares will not be voted.

10.       Absence of Liability.  Neither CWI 2 nor DST shall have any responsibility or liability as to the value of CWI 2’s shares, any change in the value of the shares acquired for any participant’s account, or the rate of return earned on, or the value of, the interest-bearing accounts, if any, in which distributions are invested. Neither CWI 2 nor DST shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a participant’s participation in the Plan upon such participant’s death prior to the date of receipt of such notice, and (b) with respect to the time and prices at which shares are purchased for a participant. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED. Similarly, CWI 2 and DST have been advised that in the opinion of certain state securities commissioners, indemnification is also considered contrary to public policy and therefore unenforceable.

11.       Termination of Participation.  A participant may terminate participation in the Plan at any time by written instructions to that effect to DST. To be effective on a distribution payment date, the notice of termination and termination fee must be received by DST at least 15 days before that distribution payment date. Upon receipt of notice of termination from the participant, DST may also terminate any participant’s account at any time in its discretion by notice in writing mailed to the participant.

12.       Amendment, Supplement, Termination and Suspension of Plan.  This Plan may be amended, supplemented or terminated by CWI 2 at any time by the delivery of written notice to each participant at least 10 days prior to the effective date of the amendment, supplement or termination. Any amendment or supplement shall be effective as to the participant unless, prior to its effective date, DST receives written notice of termination of the participant’s account. Amendment may include an appointment by CWI 2 or DST with the approval of CWI 2 of a successor agent, in which event such successor shall have all of the rights and obligations of DST under this Plan. CWI 2 may suspend the Plan with regard to either or both classes of Common Stock at any time without notice to the participants.

13.       Governing Law.  This Plan and the authorization card signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of Maryland provided that the foregoing choice of law shall not restrict the application of any state’s securities laws to the sale of shares to its residents or within such state. This Agreement cannot be changed orally.